UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,484,544

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 14,484,544

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,494,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.73%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004 and October 21, 2004.  Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 4 is being made to reflect the transfer among various indirect manners of holding shares for estate planning purposes and sales of shares for portfolio diversification purposes.  Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13D as amended to date.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
As of April 4, 2006 Mr. Marciano beneficially owns 14,494,544 shares of Common Stock as follows:

Manner of Holding	Number of Shares	Voting Power	Investment Power

Direct	669,905	Sole	Sole

As sole trustee of Maurice Marciano Trust	5,190,319	Sole	Sole

As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	35	Sole	Sole

As managing member of Marciano Financial Holdings II, LLC	8,145,485	Sole	Sole

By wife	10,000	Shared	Shared

As president of Maurice Marciano Family Foundation	216,300	Sole	Sole

The 14,494,544 shares beneficially owned by Mr. Marciano represent 31.73% of the 45,686,474 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  As of April 4, 2006, there were 45,423,974 shares of Common Stock outstanding, according to the records of the Issuer.

Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2006
Date
/s/ MAURICE MARCIANO
Signature
MAURICE MARCIANO
Name/Title